

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

David Mehalick
Chief Executive Officer
Coeptis Therapeutics Holdings, Inc.
105 Bradford Road , Suite 420
Wexford, PA 15090

> **Re: Coeptis Therapeutics Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 15, 2023**
> **File No. 333-275558**

Dear David Mehalick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Denis Dufresne